EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces
Third Quarter 2010 Results

Third Quarter Revenues increase by 55% to $6.4 million

Netanya, Israel, November 30, 2010 – RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today its financial results for the third quarter and nine months ended September 30, 2010.

Third Quarter highlights include:
•	Revenues of $6.4 million, a 55% YoY increase
•	Net income of $93,000, or $0.01 per share

Third Quarter 2010 Results

Revenues increased by 55% to $6.4 million from $4.1 million in the third quarter of 2009.

Gross profit was $1.52 million compared with $1.67 million in the third quarter of 2009.

Operating Expenses increased by 1% to $1.15 million from $1.13 million in the third quarter of 2009.

Operating Profit was $373,000 compared with $531,000 in the third quarter of 2009.

Financial expenses in the third quarter of 2010 declined to $270,000 compared with $389,000 in the same quarter of 2009.

As a result, the Company reported net income for the quarter of $93,000, or $0.01 per share. This is compared with net income of $146,000 or $0.02 per share, for the comparable quarter in 2009.

First Nine months of 2010 Results

Revenues increased by 58% to $17.7 million from $11.2 million in the same period in 2009.

Gross profit increased by 3% to $3.6 million from $3.5 million in the same period in 2009.

Operating Expenses decreased by 15% to $3.13 million from $3.68 million in the same period of 2009.

Operating profit was $464,000 compared with an operating loss of $173,000 in the same period in 2009.

Financial expenses for the first nine months of 2010 increased to $811,000 compared with financial expenses of $589,000 in the same period in 2009.

As a result, the Company reported a net loss of $355,000, or $0.04 per share, for the nine month period ended September 30, 2010, a decrease of 53% compared with a net loss of $763,000 or $0.08 per share, in the comparable period in 2009.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “We are continuing to see a major increase in revenue this year. Indeed, our company's revenue for the first three quarters of this year similar to our total revenue for all year 2009. We attribute this increase to the large scale integration projects we are executing for our Latin American customers, the impact of which is expected to be felt for the next few quarters. These large projects, while increasing total revenues, yield lower gross margins than our typical products sales programs, therefore our gross profit remains similar to 2009.

“We continue to invest in the research and development of new products,” continued Mr. Alon, “particularly our Inertial Navigation products and 'Sentinel' radar, which we hope will become major growth drivers for our company in the future.”

To arrange a call with management to discuss the results, please reach out to our Investor Relations contact, below.

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for active protective systems for land vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

Investor Relations Contact
Ehud Helft/ Porat Saar
+1 646 233 2161
Rada@ccgisrael.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

ASSETS	September 30, 2010	December 31, 2009
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$1,391	$987
Restricted cash	2,717	760
Trade receivables (net of allowance for doubtful accounts of $ 78 at September 30, 2010 and December 31, 2009)	4,327	4,675
Other receivables and prepaid expenses	915	604
Costs and estimated earnings in excess of billings on uncompleted contracts	2,400	1,291
Inventories	6,964	5,685

Total current assets	18,714	14,002

LONG-TERM RECEIVABLES AND OTHERS	1,021	602

PROPERTY, PLANT AND EQUIPMENT, NET	2,847	3,268

OTHER ASSETS:
Intangible assets, net	398	530
Goodwill	587	587

Total other assets	985	1,117

Total assets	$23,567	$18,989

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit and current maturities of long-term loans	$565	$184
Trade payables	5,368	2,590
Convertible note from a shareholder, net	-	2,482
Other accounts payable and accrued expenses	4,561	3,458
Billings in excess of costs and estimated earnings on uncompleted contracts	904	515

Total current liabilities	11,398	9,229

LONG-TERM LIABILITIES:
Loans from shareholders, net	1,058	1,410
Convertible note from a shareholder, net	2,971	-
Accrued severance pay and other long term liability	535	489

Total long-term liabilities	4,564	1,899

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at September 30, 2010 and December 31, 2009; Issued and outstanding: 8,868,857 at September 30, 2010 and December 31, 2009.	119	119
Additional paid-in capital	69,609	69,578
Accumulated other comprehensive income	364	316
Accumulated deficit	(63,077)	(62,722)
Total RADA shareholders’ equity	7,015	7,291
Noncontrolling interest	590	570
Total equity	7,605	7,861
Total liabilities and equity	$23,567	$18,989

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
	(Unaudited)

Revenues	$6,386	$4,120	$17,720	$11,235

Cost of revenues	4,867	2,455	14,127	7,730

Gross profit	1,519	1,665	3,593	3,505

Operating expenses:
Research and development	465	397	935	1,279
Marketing and selling	292	277	983	996
General and administrative	389	460	1,211	1,403

Total operating expenses:	1,146	1,134	3,129	3,678

Operating profit (loss)	373	531	464	(173)
Financial expense, net	270	389	811	589

Consolidated net income (loss)	103	142	(347)	(762)
Less: Net (income) loss attributable to Noncontrolling interest	(10)	4	(8)	(1)

Net income (loss) attributable to RADA shareholders	$93	$146	$(355)	$(763)

Net income (loss) per share:
Basic and diluted net income (loss) per share	$0.01	$0.02	$(0.04)	$(0.08)